November 16, 2009

VIA EDGAR

Larry Spirgel, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	deltathree, Inc.
Form 10-K for the year ended December 31, 2008
Filed April 15, 2009
Form 10-Q for the quarter ended June 30, 2009
Filed August 14, 2009
File No. 000-28063

Dear Mr. Spirgel:

This letter sets forth the responses of deltathree, Inc. (the “Company”) to your letter dated October 23, 2009, in connection with the above-referenced documents.  To facilitate your review, we have reproduced your comments in italics below and have provided our response immediately following each comment.

Form 10-K for the year ending December 31, 2008
Note 3 – Investment in securities and deposits, page F-10

1.           In regards to the sale of auction rate securities in 2008, tell us whether the Company received full carrying value of the securities upon liquidation.  If losses were sustained, please quantify and tell us the line item in the statement of operations where the losses were included.

The Staff is respectfully advised that the Company received full carrying value of the auction rate securities upon liquidation.

Note 15 – Change in deferred revenue relating to previous years, page F-17

2.           We note that the Company restated the financial statements by increasing its deferred revenue liability during 2008 as a result of errors in previously issued financial statements.  Please provide a detailed explanation for the following:
•	Nature and cause of the error to deferred revenue;
•	Reason for not identifying the error until 2008;

•	Basis for concluding that the errors most likely belonged to fiscal years 2005-2007; and
•	Actions taken to remedy the material weaknesses relating to the nature and cause of the deferred revenue errors.

The Company has different types of customers, including direct end users. Prepayments received from all customers are recorded as deferred revenue and recognized as revenue on a per minute usage basis when such prepayments are drawn upon by the customer to make (or allow their own customers to make) telephone calls. In connection with certain sales and marketing promotions, we provided certain customers with promotional credit in the form of free minutes. Our billing system failed to segregate such promotional minutes and, after they had been used by the customers, incorrectly recognized the value of such promotional minutes as revenue. As a result, the amount of deferred revenue liability the Company recorded in the financial statements was incorrectly understated by such amount.

The error was not identified until 2008 because prior to that time the Company reviewed the deferred revenue liability on an aggregate basis only and did not review the individual components thereof.   At the beginning of 2008 it was discovered that the deferred revenue balance for the direct end users segment had a debit balance in an amount that was deemed to be material enough to raise doubts on the accurateness of our deferred revenue balance. The Company examined the individual components of the deferred revenue balance and discovered that beginning in 2005 and continuing through 2007 the deferred revenue liability for the direct end users segment had an increasing negative balance, indicating that revenue was being inaccurately recognized and the deferred revenue incorrectly understated.

As a result of the foregoing the Company revised the billing system to provide that all promotions are clearly identified as such and not included as components of revenue. In addition, the Company instituted an internal process whereby on a monthly basis the deferred revenue liability calculated in the Company’s financial statements is reconciled against the deferred revenue liability calculation that appears in the billing system.

*           *           *

In connection with responding to your comment letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me at (212) 500-7705.

Very truly yours,

deltathree, Inc.

By:	/s/ Peter Friedman
Name: Peter Friedman
Title: General Counsel and Secretary

cc:	Effi Baruch, deltathree, Inc.
Ziv Zviel, deltathree, Inc.
Joe Cascarano, Division of Corporation Finance
Ivette Leon, Division of Corporation Finance